Exhibit 99.4

3Q25 Earnings Release October 31, 2025

DISCLAIMER This document may contain forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors, general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake, and expressly waives, any obligation to update any of these forward-looking statements, which speak only as of the date they were made.

3 Highlights QoQ and YoY growth, highlighting +10% higher volumes in North America YoY. STEEL SHIPMENTS 3.0 Mt STEEL IMPORTS IN BRAZIL SUSTAINABLE MIGUEL BURNIER MINING 90% physical progress. Project is under pre-operational phase for start-up in 4Q25. Segment again reaches highest all-time share in consolidated EBITDA: 65%, vs. 61% in 2Q25. STRONG RESULTS IN NORTH AMERICA The import penetration rate remains at unsustainable levels, having reached 25% in the first nine months of the year, reinforcing the need for effective trade defense measures.

Financial performance

GERDAU
Shape the future

ADJUSTED EBITDA:
R$2.7 b
Improved **results in North and South America** offset performance in **Brazil**

CAPEX:
R$1.7 b
CAPEX guidance for **2026 of R$4.7 b, down 22%** vs. 2025 estimate

NET INCOME:
R$1.1 b
Growth vs. 2Q25: **26%**

EARNINGS PER SHARE:
R$0.54
Vs. **R$0.43** in 2Q25

FREE CASH FLOW:
R$1.0 b
Mainly benefited from higher **working capital release**

LEVERAGE:
0.81x
Healthy level and consistently below that set forth in the debt policy

3Q25 DIVIDENDS: Payment as of December 11, 2025

GERDAU S.A.:	**~R$555 m**	**R$0.28/share**
METALÚRGICA S.A.:	**~R$188 m**	**R$0.19/share**

MAKE-WHOLE BOND 2030: Settlement as of December 2, 2025
Settlement of the principal amount of **US$500 m** and **significant gross debt reduction**

SHARE BUYBACK:

	Gerdau S.A.
% executed	**88%**
R$ invested	**~R$902 m**
% outstanding shares	**2.9%**

4

5 Outlook* NORTH AMERICA BRAZIL 4Q25: Margins stability 4Q25: Margins squeeze Continued discipline in capital allocation and consistent execution of the share buyback program ▪ Reduction in volumes due to the typical end-of-year seasonality; ▪ Metal spread expansion driven by ongoing price recovery and stability in scrap costs. 2026 ▪ Demand with a positive trend in the solar energy, data center and infrastructure sectors, with customers reporting healthy backlog levels; ▪ Persistent decline in the level of imports. Attention to new developments in Section 232 and USMCA negotiations; ▪ Ramp-up of the Solar Pile project (downstream) boosting increased shipment volume of higher value-added products. ▪ Eventual slowdown in demand from the domestic market due to the typical end-of-year seasonality. Higher level of exports, adversely affecting the sales mix; ▪ Price dynamics with a stable trend and eventual upside in certain product lines; ▪ Operational efficiency contributing to cost stability. 2026 ▪ Demand with prospects of slight growth in the industrial and automotive sectors and stability in civil construction; ▪ Miguel Burnier Mining Project ramp-up boosting improved cost levels; ▪ Attention to the impacts of high levels of steel imports and trade defense measures. * This does not represent guidance.

6 Q&A To ask questions, please indicate your name and institution via Raise Hand icon, wait to be announced .. Once announced, accept the prompt to activate your microphone and camera ..

ANEXOS 7 Appendices

Workplace Safety Continued focus on people Accident Frequency Rate¹ 0.86 in 3Q25 0.99 1.16 1.28 1.10 1.08 0.87 0.83 0.76 0.70 0.59 0.61 0.71 0.86 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 1Q25 2Q25 // 1. Number of accidents per Million Hours Worked per each Gerdau employee 8 Deise Nunes-Silva and Ana Flavia Reus Garcia Charqueadas Unit 3Q25

BRAZIL

UTILIZATION RATE — Rolled Steel **64%** | Crude Steel **85%**

QUARTERLY OVERVIEW

- Penetration rate of steel imports at unsustainable levels, reaching 25% in the first nine months of the year.
- Higher shipment volume both in domestic and foreign markets. The advance in flat steel volumes stands out, driven by the ramp-up of the hot-rolled coil mill expansion project;
- Challenging competitive scenario in the domestic market, causing price pressure, especially in flat steel;
- COGS per tonne 8% lower than in 2Q25, due to the operational improvement at the Ouro Branco industrial unit, also leading to lower fixed and raw material costs.



Shipments
(1,000 tonnes)
+16.6
1,464
1,356
1,582
3Q24
2Q25
3Q25



Net Sales
(R$ million)
+5.2%
7,900
7,317
7,697
3Q24
2Q25
3Q25



EBITDA
(R$ million and margin)
-13.1%
1,590
877
763
20.1%
12.0%
9.9%
3Q24
2Q25
3Q25

PRODUCT PORTFOLIO[1]

Long Steel 70%

Flat Steel 30%



Slabs and Other
10%
Hot Rolled Coils and Plates
20%
30%
Rebar and Reinforced Concrete
Bars, Beams, SBQ and Others
40%

MARKETS OF OPERATION[1]

- **~45%** Industry, Agriculture and Others
- **~40%** Civil construction
- **~15%** Automotive

[1] The participation values of products and markets are approximate and do not refer to 3Q25 volumes .

9

NORTH AMERICA

QUARTERLY OVERVIEW

- Higher shipment volume, driven by lower level of imports, due to the reinforcement of Section 232 tariffs and resilient demand in the United States;
- Backlog above historical levels, ending 3Q25 at an average of 70 days;
- Metal spread expansion, reflecting price increases due to enhanced demand on the domestic market (non-residential construction and renewable energy), as well as stability in scrap costs;
- Positive operational performance providing cost stability in U.S. dollars.

UTILIZATION RATE | **Rolled Steel 84%** | **Crude Steel 79%**

GERDAU
Shape the future

Shipments
(1,000 tonnes)



+3.0%
1,171
1,256
1,293
3Q24
2Q25
3Q25

Net Sales
(R$ million)



+0.5%
8,260
9,139
9,185
3Q24
2Q25
3Q25

EBITDA
(R$ million and margin)



+11.3%
1,272
1,635
1,820
15.4%
17.9%
19.8%
3Q24
2Q25
3Q25

PRODUCT PORTFOLIO[1]

Long Steel 100%



Downstream
5%
45%
Bars
50%
Shapes

MARKETS OF OPERATION[1]

~60% Manufacturing, Energy and Automotive

~40% Non-residential construction and Infrastructure

[1] The participation values of products and markets are approximate and do not refer to 3Q25 volumes .

10

SOUTH AMERICA

UTILIZATION RATE

Rolled Steel **94%** | Crude Steel **72%**

GERDAU
Shape the future

QUARTERLY OVERVIEW

ARGENTINA

- Decline in volumes offset by a better sales mix (lower share of exports) and higher prices;

PERU

- Stability of production and shipments driven by a resilient order backlog;

URUGUAY

- Despite ongoing recovery in shipment volumes, public infrastructure works remain stagnant.

Shipments
(1,000 tonnes)



+0.1%
263
288
289
3Q24
2Q25
3Q25

Net Sales
(R$ million)



+3.4%
1,452
1,331
1,376
3Q24
2Q25
3Q25

EBITDA
(R$ million and margin)



+57.2%
230
149
234
15.8%
11.2%
17.0%
3Q24
2Q25
3Q25

PRODUCT PORTFOLIO[1]

Long Steel
100%

Downstream & Others



20%
80%

Bars & Beams

MARKETS OF OPERATION[1]

~70% Distribution (semi-finished)

~20% Civil construction

~10% Industry

[1] The participation values of products and markets are approximate and do not refer to 3Q25 volumes

11

12 Operational Performance 1 Non-accounting measurement prepared by the Company. The Company states the Adjusted EBITDA to provide additional information on cash generated in the period. 2 Includes iron ore and co-products sales. Importance of geographic diversification for resilient results ADJUSTED EBITDA (R$ million) and ADJUSTED EBITDA MARGIN¹ NET SALES² (R$ million) North Am. Brazil South Am. Eliminations 7,317 7,697 9,139 9,185 1,331 (261) Net Sales 2Q25 46 North Am. 380 Brazil 45 South Am. (14) Eliminations 1,376 (275) Net Sales 3Q25 17,526 17,983 +3% -171 877 1,635 763 1,820 149 (100) EBITDA 2Q25 185 North Am. (114) Brazil 85 South Am. 20 Eliminations 234 (80) EBITDA 3Q25 2,561 14.6% 2,737 15.2% +7% 3Q5 vs. 2Q25 1,590 548 763 1,272 1,820 230 (76) EBITDA 3Q24 North Am. (827) Brazil 4 South Am. (4) Eliminations 234 (80) EBITDA 3Q25 3,016 17.4% 2,737 15.2% -9% 7,900 7,697 8,260 9,185 1,452 (234) Net Sales 3Q24 925 North Am. (203) Brazil (76) South Am. (41) Eliminations 1,376 (275) Net Sales 3Q25 17,378 17,983 +3% 3Q25 vs. 3Q24

13 Cash flow & net cash variation 1 Includes the cash effect of customers, inventories, and suppliers accounts. | 2 Includes the cash effect of income tax on the Company’s several subsidiaries, as well as the portion accrued in previous periods and due in the current period. | 3 Includes the addition of R$1.7 billion in CAPEX investments in 3Q25, adjusted for the cash effect of the change in accounts payable to Property, plant, and equipment suppliers in the amount of R$42 million, related to acquisitions from previous periods paid in the current period. | 4 I Includes the payment of interest on loans and financing and interest on lease. | 5 Proportional EBITDA of the joint ventures net of dividends received from these JVs. | 6 Disbursements for other intangible assets and lease payments. | 7 Other changes include Other Assets and Liabilities accounts. CASH FLOW (R$ million) NET CASH VARIATION (R$ million) 2,737 1,008 3Q25 Adjusted EBITDA 305 Working Capital1 (60) Income Tax2 (1,713) CAPEX3 (107) Interest4 (227) JVs Proportional EBITDA5 (167) Intangibles & leasing6 240 Other7 3Q25 Free Cash Flow 2Q25 Cash 1,008 3Q25 Free Cash Flow 476 Financing Variation (462) Return to Shareholders 35 M&A (157) Exchange variation & other 3Q25 Cash 8.974 9.874

CASH, DEBT AND LEVERAGE (R$ billion) LIQUIDITY POSITION AND DEBT AMORTIZATION1 (R$ billion) RATINGS: ¹ Global Revolving Credit Facility AVERAGE COST 6.9 YEARS BRL: CDI + 0.26% Y/Y USD: 5.6% Y/Y AVERAGE TERM POLÍTICA FINANCEIRA GERDAU: 14 GROSS DEBT <R$12 BILLION AVERAGE TERM >6 YEARS NET DEBT/EBITDA ≤1.5X BBB STABLE BBB STABLE Baa2 STABLE GERDAU FINANCIAL POLICY: 3Q24 4Q24 1Q25 2Q25 3Q25 12.5 13.6 14.5 18.1 18.6 3,5 9,0 5,3 8,4 7,6 6,9 9,1 9,0 8,7 9,9 Net Debt Cash 0.30x 0.47x 0.69x 0.85x 0.81x Gross Debt Net Debt/Adjusted EBITDA Liquidity & indebtedness Liquidity 4Q25 0.9 2026 2027 2028 2029 2030 2032 2035 2036 onwards 14.6 9,9 4,7 1,9 1,0 0,8 1,5 1,5 2,6 1,4 3,5 2,8 0,3 Cash & Equiv. RCF ¹ Bonds Debentures Bank Loans Make-Whole announced

Return to shareholders Ongoing execution of share buyback and distribution of dividends above the mandatory minimum 15 2025 Share Buyback Program GGBR ◼Total program: up to 64.5 million shares ◼ Financial volume repurchased by October 15, 2025: R$902.0 million GGBR4/GGBR3/GGB ◼Cancellation of 91% of total repurchased To repurchase Repurchased 88% 12% 619 203 244 240 555 350 845 281 492 213 3Q24 4Q24 1Q25 2Q25 3Q251 969 1,048 525 732 769 75.7% 349.4% 73.7% 89.9% 74.9% Dividends distributed (R$ million) Buyback (R$ million) Payout² DISTRIBUTION OF DIVIDENDS AMOUNT PER SHARE R$ 555.2m R$ 0.28 3Q25 Gerdau S.A. R$ 188.8 m R$ 0.19 Metalúrgica Gerdau S.A. 1 Dividends consider the amounts resolved to be paid on December 11, 2025 and buyback considers operations carried out until September 30, 2025. | 2 Measurement calculated considering payout and shares repurchased divided by the parent company’s corporate Net income after recording the reserves provided for in its Bylaws. ..

CAPEX Investments in business growth, competitiveness and maintenance 16 2025e¹ 2026e¹ 2.8 3.0 0.2 R$ 6.0 b² 2.3 1.8 0.6 R$ 4.7 b² Guidance 3Q25¹ 0.7 1.0 R$ 1.7 b 9M25¹ 2.0 2.7 R$ 4.7 b -22% Maintenance Coking plants + blast furnaces Competitiveness 1 Does not include investments in jointly-controlled entities and associates. 2 Exposure by currency: 2025 ~60% in US$ and ~40% in R$; 2026, ~55% in US$ and ~45% in R$. Miguel Burnier sustainable mining platform - filtering

Competitiveness CAPEX Main Projects: status 3Q25 17 MIDLOTHIAN EXPANSION “PHASE 1” PHYSICAL PROGRESS FINANCIAL PROGRESS 85% 73% Steel Processing Facility START-UP (PHASE 1): 2 ND SEMESTER OF 2026 POTENTIAL EBITDA: ~R$275 MILLION MIGUEL BURNIER MINING Screening PHYSICAL PROGRESS FINANCIAL PROGRESS 90% 70% START-UP: 4TH QUARTER OF 2025 POTENTIAL EBITDA:~ R$1.1 BILLION SCRAP PROCESSING Scrap Yard PHYSICAL PROGRESS FINANCIAL PROGRESS 57% 49% START-UP: 2 ND SEMESTER OF 2026 POTENTIAL EBITDA: ~R$100 MILLION

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